Western Copper and Gold Corporation
(Formerly Western Copper Corporation)
(An exploration stage company)

Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2012
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

NOTICE TO READER:
These condensed interim consolidated financial statements have not been reviewed by the Company's external auditors. These statements have been prepared by and are the responsibility of the Company’s management. This notice is being provided in accordance with National Instrument 51-102 - Continuous Disclosure Obligations.

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED BALANCE SHEETS

		March 31, 2012	December 31, 2011
		$	$
ASSETS	Note

Cash and cash equivalents	-	950,413	1,363,136
Short-term investments	4	6,624,525	8,102,432
Other assets	-	383,690	452,289
CURRENT ASSETS		7,958,628	9,917,857

Property and equipment	-	68,380	82,057

Exploration and evaluation assets	5	43,734,281	42,114,531

ASSETS		51,761,289	52,114,445

LIABILITIES

Accounts payable and accrued liabilities	-	1,048,503	1,192,197

LIABILITIES		1,048,503	1,192,197

SHAREHOLDERS’ EQUITY

Share capital	6	104,217,164	103,747,315
Contributed surplus	-	29,870,978	29,348,559
Deficit	-	(83,375,356)	(82,173,626)

SHAREHOLDERS’ EQUITY		50,712,786	50,922,248

LIABILITIES AND SHAREHOLDERS’ EQUITY		51,761,289	52,114,445

Commitments	9

Approved by the Board of Directors

/s/ Robert J. Gayton	Director	/s/ Robert Byford	Director

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the three months ended March 31,		2012	2011
		$	$
	Note
CORPORATE EXPENSES
Accounting and legal	-	63,496	75,705
Filing and regulatory fees	-	120,754	138,305
Office and administration	-	826,143	422,239
Shareholder communication	-	172,110	121,348

LOSS BEFORE OTHER ITEMS		1,182,503	757,597

OTHER ITEMS
Plan of arrangement costs	3	45,798	-
Foreign exchange	-	2,895	2,060
Interest income	-	(29,466)	(72,257)

LOSS AND COMPREHENSIVE LOSS		1,201,730	687,400

BASIC AND DILUTED LOSS PER SHARE		0.01	0.01

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING		93,264,041	91,613,870

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31,		2012	2011
		$	$
Cash flows provided by (used in)	Note

OPERATING ACTIVITIES

Loss for the period	-	(1,201,730)	(687,400)

ITEMS NOT AFFECTING CASH
Amortization	-	-	2,308
Share-based payments	8	595,554	106,387
ITEMS NOT AFFECTING CASH		595,554	108,695

Change in non-cash working capital items	-	22,038	(15,073)

OPERATING ACTIVITIES		(584,138)	(593,778)

FINANCING ACTIVITIES

Share issuance costs	-	-	(317,715)
Exercise of stock options	7	301,500	257,408

FINANCING ACTIVITIES		301,500	(60,307)

INVESTING ACTIVITIES

Redemption (purchase) of short-term investments	-	1,500,000	500,000
Exploration and evaluation expenditures	-	(1,630,085)	(970,913)

INVESTING ACTIVITIES		(130,085)	(470,913)

DECREASE IN CASH AND CASH EQUIVALENTS		(412,723)	(1,124,998)

Cash and Cash Equivalents – Beginning		1,363,136	1,630,698

CASH AND CASH EQUIVALENTS - ENDING		950,413	505,700

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of	Share	Contributed	Deficit	Shareholders’
	Shares	Capital	Surplus		Equity
		$	$	$	$

DECEMBER 31, 2010	91,487,836	99,352,358	29,271,320	(34,359,602)	94,264,076

Exercise of stock options	1,514,667	2,728,084	-	-	2,728,084
Transfer of stock option value	-	1,666,873	(1,666,873)	-	-
Share-based payments	-	-	1,744,112	-	1,744,112
Fair value of distributed assets	-	-	-	(25,808,211)	(25,808,211)
Loss and comprehensive loss	-	-	-	(22,005,813)	(22,005,813)

DECEMBER 31, 2011	93,002,503	103,747,315	29,348,559	(82,173,626)	50,922,248

Exercise of stock options	280,000	301,500	-	-	301,500
Transfer of stock option value	-	168,349	(168,349)	-	-
Share-based payments	-	-	690,768	-	690,768
Loss and comprehensive loss	-	-	-	(1,201,730)	(1,201,730)

MARCH 31, 2012	93,282,503	104,217,164	29,870,978	(83,375,356)	51,712,786

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2012 (unaudited – prepared by management)
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Western Copper and Gold Corporation (“Western” or the “Company”), formerly Western Copper Corporation, is an exploration stage company that is directly engaged in exploration and development of the Casino Project located in Yukon, Canada.

The Company is incorporated in British Columbia, Canada. Its head office is located at 1111 West Georgia Street, Vancouver, British Columbia.

The recoverability of the amounts shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves and the Company’s ability to secure and maintain title and beneficial interest in the Casino Project, to obtain the necessary financing to continue the exploration and future development of the Casino Project, or to realize the carrying amount through a sale or partial disposal.

The Company will have to raise additional funds to complete the exploration and development of the Casino Project. While it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2.	BASIS OF PRESENTATION

	a.	Summary of significant accounting policies

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, as issued by the International Accounting Standards Board (“IASB”), including International Accounting Standard 34 - Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies applied in these condensed interim consolidated financial statements are based on IFRS effective for the year ending December 31, 2012, as issued and outstanding as of May 10, 2012, the date the Board of Directors approved these financial statements.

	b.	Accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include exploration and evaluation assets, share-based payments, the fair value of assets distributed pursuant to the plan of arrangement, allocation of financing proceeds, and income and mining taxes. Differences may be material.

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2012 (unaudited – prepared by management)
(Expressed in Canadian dollars)

The estimated cash flows used to assess recoverability of the Company’s exploration and evaluation asset carrying value are developed using management’s projections for long-term average copper, gold and molybdenum prices, recoverable reserves, operating costs, capital expenditures, reclamation costs, and applicable foreign currency exchange rates. Management makes estimates relating to current and future market conditions. There are inherent uncertainties related to these factors and management’s judgment when using them to assess the recoverability of exploration and evaluation assets.

The Company believes that the estimates applied in the assessment of recoverability are reasonable; however such estimates are subject to significant uncertainties and judgments. Although management has made its best estimate of these factors based on current conditions, it is possible that the underlying assumptions can change significantly and impairment charges may be required in future periods. Such charges could be material.

3.	PLAN OF ARRANGEMENT

On October 17, 2011, Western Copper Corp. (“Western Copper”) completed a plan of arrangement (the “Arrangement”) involving Western Copper and two of its subsidiaries formed on August 3, 2011 for the purposes of the Arrangement: Copper North Mining Corp. (“Copper North”), and NorthIsle Copper and Gold Inc. (“NorthIsle”). Pursuant to the Arrangement, Western Copper transferred the Carmacks Copper Project, the Redstone Project, and $2 million in cash to Copper North and the Island Copper property and $2.5 million in cash to NorthIsle in consideration for common shares of each respective company. Western Copper then changed its name to Western Copper and Gold Corp. (“Western”) and distributed the common shares of Copper North and NorthIsle to Western’s shareholders.

For each common share of Western Copper held as at the effective date of the Arrangement, each shareholder of Western Copper received one common share of Western, 0.5 of a common share of Copper North, and 0.5 of a common share of NorthIsle. Upon closing of the Arrangement, Copper North and NorthIsle were owned exclusively by existing Western Copper shareholders.

Holders of outstanding Western Copper warrants (“Warrants”) immediately prior to the effective date are entitled to receive, upon exercise of each such Warrant at the same original exercise price and in accordance with the terms of such Warrant, one common share of Western, 0.5 of a common share of Copper North, and 0.5 of a common share of NorthIsle; all in lieu of the one Western Copper common share that was issuable upon exercise of such Warrant immediately prior to the effective date. Upon the exercise of each Warrant, 13% of the proceeds will be payable to Copper North and 10% of the proceeds will be payable to NorthIsle. Western is entitled to retain 77% of the proceeds from each Warrant exercised.

Each Western Copper stock option outstanding on the effective date (“Old Option”) was exchanged for one Western stock option (“New Option”), 0.5 of a NorthIsle stock option, and 0.5 of a Copper North stock option. The exercise price of a New Option equals that of an Old Option less the exercise price allocated to the Copper North and NorthIsle stock options. Other than the exercise price, the New Options have the same terms as the Old Options. The stock options granted by Copper North and NorthIsle as part of the Arrangement vested immediately. The expiry dates remain the same as the Old Options unless the stock option holder does not continue to participate in the respective company; in which case the stock options will expire on October 17, 2012.

The fair value of the distributed shares was determined by multiplying the amount of common shares distributed by the closing price of those common shares on October 24, 2011, the first day that NorthIsle and Copper North traded on the TSX Venture Stock Exchange. This figure totaled $25,808,211.

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2012 (unaudited – prepared by management)
(Expressed in Canadian dollars)

4.	SHORT-TERM INVESTMENTS

	March 31, 2012	December 31, 2011
	$	$

Principal	6,600,000	8,100,000
Accrued interest	24,525	2,432

	6,624,525	8,102,432

Short-term investments consist of Guaranteed Investment Certificates held with Canadian chartered banks. All certificates are redeemable in full or in part at the Company’s option without penalty. Interest is paid on amounts redeemed subsequent to 30 days from the date of acquisition of the investment. Short-term investments held at March 31, 2012 and December 31, 2011 bear an interest rate of 1.37%.

5.	EXPLORATION AND EVALUATION ASSETS

	Casino	Carmacks	Island Copper	Redstone	TOTAL
	$	$	$	$	$

DECEMBER 31, 2010	33,796,624	16,892,724	13,626,006	9,087,267	73,402,621

Claims maintenance	4,509	3,045	5,219	2,110	14,883
Engineering studies	3,651,970	-	374,880	-	4,026,850
Exploration & camp support	1,744,774	14,905	299,201	243,882	2,302,762
Permitting	2,433,440	260,797	87,740	-	2,781,977
Reclamation obligation	-	(80,300)	-	-	(80,300)
Salary & wages	209,526	28,409	96,363	5,000	339,298
Share-based payments	273,688	23,745	63,708	8,139	369,280
Distributed to shareholders	-	(17,143,325)	(14,553,117)	(9,346,398)	(41,042,840)

DECEMBER 31, 2011	42,114,531	-	-	-	42,114,531

Claims maintenance	18,447	-	-	-	18,447
Engineering studies	490,090	-	-	-	490,090
Exploration & camp support	18,751	-	-	-	18,751
Permitting	931,385	-	-	-	931,385
Salary & wages	65,863	-	-	-	65,863
Share-based payments	95,214	-	-	-	95,214

MARCH 31, 2012	43,734,281	-	-	-	43,734,281

Casino (100% ownership)

The Casino porphyry copper-gold-molybdenum property is located in Yukon, Canada.

Should it make a production decision, Western is required to make a payment of $1 million to a third party. Production from the claims is also subject to a 5% net profits interest.

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2012 (unaudited – prepared by management)
(Expressed in Canadian dollars)

6.	SHARE CAPITAL

Authorized share capital

Unlimited common shares without par value

Unlimited number of preferred shares without par value

7.	WARRANTS AND STOCK OPTIONS

	a.	Warrants

There was no change to the Company’s outstanding warrants during the three months ended March 31, 2012.

Warrants outstanding are as follows:

Warrants outstanding,	Number of	Average
by exercise price	warrants	remaining
		contractual life
		years

$2.60	2,150,000	0.68
$3.45	4,697,750	0.73

MARCH 31, 2012	6,847,750	0.71

Pursuant to the Arrangement described in note 3, Western is only entitled to retain 77% of the exercise price from each warrant exercised.

b.	Stock options

Based on the stock option plan approved by the Company’s shareholders at the annual general meeting held on June 24, 2009, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options shall be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At March 31, 2012, the Company could issue an additional 5,294,583 stock options under the terms of the plan.

A summary of the Company’s stock options outstanding and the changes for the period then ended, is presented below:

	Number of	Weighted average
	Stock options	exercise price
		$

DECEMBER 31, 2011	4,313,667	1.77

Exercised	(280,000)	1.08

MARCH 31, 2012	4,033,667	1.82

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2012 (unaudited – prepared by management)
(Expressed in Canadian dollars)

Stock options outstanding are as follows:

Stock options outstanding,	Number of	Weighted average	Average
by exercise price	Stock options	exercise price	remaining
			contractual life
		$	years

$0.55 - 0.79	1,193,667	0.70	2.84
$1.14	445,000	1.14	1.23
$1.50 – 1.85	720,000	1.71	1.38
$2.84	1,675,000	2.84	4.29

MARCH 31, 2012	4,033,667	1.82	3.00

Of the total stock options outstanding, 2,048,109 were vested and exercisable at March 31, 2012. The weighted average exercise price of vested stock options is $1.11 and the average remaining contractual life is 1.90 years.

8.	SHARE-BASED PAYMENTS

Costs associated with share-based payments have been allocated to the following line items:

For the three months ended March 31,	2012	2011
	$	$
STATEMENT OF LOSS

ADMINISTRATIVE EXPENSES
Office and administration	555,159	87,378
Shareholder communication	40,395	19,009
	595,554	106,387

BALANCE SHEET

EXPLORATION AND EVALUATION ASSETS
Casino	95,214	30,036
Carmacks	-	1,446
Island Copper	-	7,757
	95,214	39,239

SHARE-BASED PAYMENTS	690,768	145,626

The fair value of share-based payments is determined at the time of grant using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2012 (unaudited – prepared by management)
(Expressed in Canadian dollars)

On October 17, 2011, the Company modified the exercise price of all outstanding stock options pursuant to the Arrangement described in note 3. All other terms remain the same.

The incremental fair value associated with the stock option modification was determined using the Black-Scholes option pricing model. The incremental value is the difference between the fair value of the stock options on October 17, 2011 at the original exercise price and the fair value of the stock options on October 17, 2011 at the new exercise price. Of the total incremental fair value of $187,923, $133,293 was recognized on the transaction date. The remainder will be amortized over the remaining vesting period of each stock option.

The following range of assumptions was used to calculate the incremental fair value of the modified stock options:

Market price per common share	$2.33
Expected option term (years)	0.24 - 4.91
Expected stock price volatility	81 - 101%
Average risk-free interest rate	1.0 – 1.5%
Expected dividend yield	-
Expected forfeiture rate	-

The Company has not granted stock options during the three months ended March 31, 2012. The following is a summary of stock options granted by the Company in 2011 and the fair value assigned to each stock option grant. The fair value was calculated using the Black-Scholes option pricing model and the following inputs and assumptions:

Inputs and assumptions	September 14, 2011	July 6, 2011

Stock options granted	200,000	1,475,000
Exercise price	$3.11	$3.11

Market price	$2.94	$3.11
Expected option term (years)	3.05	3.02
Expected stock price volatility	109%	114%
Average risk-free interest rate	1.10%	1.82%
Expected dividend yield	-	-
Expected forfeiture rate	-	-

FAIR VALUE ASSIGNED	$386,000	$3,141,750

9.	COMMITMENTS

The Company has an agreement to lease its head office space until May 31, 2016. The total amount of payments remaining during the course of the agreement as at March 31, 2012 is $1,070,000. Of this amount, $242,000 is due within the next twelve months.

Commitments related to exploration and evaluation assets are described in note 5.

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2012 (unaudited – prepared by management)
(Expressed in Canadian dollars)

10.	RELATED PARTY TRANSACTIONS

The Company had related party transactions with Ravenwolf Resource Group Ltd. (“Ravenwolf”), a private company owned equally by Western, NorthIsle, and Copper North. Ravenwolf provides administration, accounting and other services to its owners on a cost-recovery basis. The related party transactions incurred during the period were in the normal course of operations.

Amounts charged by Ravenwolf were categorized as follows:

For the three months ended March 31,	2012	2011
	$	$

Office and administration	250,422	-
Shareholder communication	27,217	-
Exploration and evaluation assets	66,602	-

	344,241	-

Other assets of the Company include amounts receivable of $124,000 from Ravenwolf for advances made by Western to fund Ravenwolf’s working capital. This amount is non-interest bearing, unsecured and payable on demand.

The Company’s related parties also include its directors and officers. The remuneration of directors and officers during the period was as follows:

For the three months ended March 31,	2012	2011
	$	$

Salaries and director fees	210,775	207,651
Share-based payments	475,347	104,718

	686,122	312,369

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the periods presented above.

11.	SEGMENTED INFORMATION

The Company’s operations are primarily directed towards the acquisition, exploration, and future development of resource properties in Canada. All interest income is earned in Canada and all assets are held in Canada.

12.	CAPITAL MANAGEMENT

Western is a mineral exploration company with a primary focus of advancing its Casino Project towards production. Its principal source of funds is the issuance of common shares. The Company considers capital to be equity attributable to common shareholders, comprised of share capital, contributed surplus, and deficit. It is the Company’s objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its Casino Project.

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2012 (unaudited – prepared by management)
(Expressed in Canadian dollars)

Western manages its capital structure based on the funds available for its operations and makes adjustments for changes in economic conditions, capital markets and the risk characteristics of the underlying assets. To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development activities. There is no assurance that these initiatives will be successful.

To facilitate the management of its capital, Western prepares annual expenditure budgets and updates them as necessary, depending on various factors, many of which are beyond the Company’s control. The Board of Directors approves all annual budgets and subsequent updates.

The Company monitors its cash position and its short-term investments on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives. The Company also seeks to provide liquidity and limit credit risk by acquiring investments that are guaranteed by Canadian governments or by a Canadian chartered bank and that are redeemable in portion or in full at the Company’s option without penalty.

There was no change in the Company’s approach to capital management during the period. Western has no debt and does not pay dividends. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

13.	FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to market, liquidity, credit, currency, and interest rate risks from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, other receivables, and accounts payable and accrued liabilities.

	a.	Market risk

The Company does not generate cash from its operating activities. Its principal source of funds is the issuance of common shares. It uses the capital raised from the issuance of its common shares to explore and develop its Casino Project with the goal of increasing the price of the Company’s common shares. Western’s common shares are publicly traded. As such, the price of its common shares is susceptible to factors beyond management’s control including, but not limited to, fluctuations in commodity prices and foreign exchange rates and changes in the general market outlook. Should Western require funds during a time when the price of its common shares is depressed, the Company may be required to accept significant dilution to maintain enough liquidity to continue operations or may be unable to raise sufficient capital to meet its obligations.

	b.	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure as far as possible that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

Western Copper and Gold Corporation (Formerly Western Copper Corporation)
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2012 (unaudited – prepared by management)
(Expressed in Canadian dollars)

c.	Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks.

d.	Currency risk

Currency risk is the risk that the Company will lose significant purchasing power to operate its business as a result of changes in currency rates. The Company raises funds in Canadian dollars. The majority of the Company’s expenditures are incurred in Canadian dollars. To limit its exposure to currency risk, Western maintains the majority of its cash and cash equivalents and short-term investments in Canadian dollars. The Company did not have a material amount of financial instruments denominated in foreign currencies as at March 31, 2012 or December 31, 2011.

e.	Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its short-term investments to the extent that the institutions that hold or issue those instruments cannot pay the interest earned on them by Western. Potential losses in interest income are not material.